SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 1, 2017

List of materials

Documents attached hereto:

i) Press release Announcing Consolidated Financial Results for the First Quarter Ended June 30, 2017

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 17-069E
August 1, 2017

Consolidated Financial Results for the First Quarter Ended June 30, 2017

Tokyo, August 1, 2017 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2017 (April 1, 2017 to June 30, 2017).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First Quarter ended June 30
	2016	2017	Change in yen	2017	*
Sales and operating revenue	¥1,613.2	¥1,858.1	+15.2%	$16,590
Operating income	56.2	157.6	+180.5	1,407
Income before income taxes	57.0	148.9	+161.1	1,329
Net income attributable to Sony Corporation’s stockholders	21.2	80.9	+282.1	722
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥16.78	¥64.03	+281.6	$0.57
- Diluted	16.44	62.70	+281.4	0.56

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 112 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2017.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended June 30, 2016 and 2017 are presented below.

	First Quarter ended June 30
	2016	2017	Change
The average rate of yen
1 U.S. dollar	¥108.1	¥111.1	2.7%	(yen depreciation）
1 Euro	122.1	122.1	–

Consolidated Results for the First Quarter Ended June 30, 2017

Sales and operating revenue (“Sales”) increased by 15.2% compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,858.1 billion yen.  This significant increase was primarily due to increases in Financial Services and Semiconductors segment sales.  On a constant currency basis, sales increased 14%.　For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 7.

Operating income increased 101.4 billion yen year-on-year to 157.6 billion yen.  This significant increase was mainly due to the improvements of operating results in the Semiconductors and Imaging Products & Solutions (“IP&S”) segments, partially offset by a decrease in operating income in the Game & Network Services (“G&NS”) segment.

Operating income in the current quarter included a 27.5 billion yen gain recorded in the Semiconductors segment resulting from the sale of the entire equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a manufacturing subsidiary in the camera module business.  Additionally, 6.7 billion yen and 2.6 billion yen in insurance recoveries, mainly for opportunity losses related to the earthquakes in the Kumamoto region in 2016 (“the 2016 Kumamoto Earthquakes”), were recorded in the Semiconductors and the IP&S segments, respectively.

Operating income in the same quarter of the previous fiscal year included a 20.3 billion yen impairment charge against long-lived assets resulting from the termination of development and manufacturing of certain high-functionality camera modules for external sale, as well as net charges of 13.6 billion yen in expenses resulting from the 2016 Kumamoto Earthquakes, both in the Semiconductors segment.

During the current quarter, restructuring charges, net, increased 0.7 billion yen year-on-year to 2.4 billion yen.  This amount is recorded as an operating expense and is included in operating income.

Equity in net income (loss) of affiliated companies, recorded within operating income, was income of 1.1 billion yen, compared to a loss of 0.8 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 8.7 billion yen, compared to income of 0.8 billion yen in the same quarter of the previous fiscal year.  This was primarily due to the recording of a net foreign exchange loss in the current quarter, compared to the recording of a net foreign exchange gain in the same quarter of the previous fiscal year.

Income before income taxes increased 91.9 billion yen year-on-year to 148.9 billion yen.

During the current quarter, Sony recorded 54.5 billion yen of income tax expense, resulting in an effective tax rate of 36.6% which exceeded the effective tax rate of 35.9% in the same quarter of the previous fiscal year.  This higher effective tax rate was mainly due to the fact that certain foreign subsidiaries, which have established valuation allowances for deferred tax assets, recorded losses during the current quarter, compared to the recording of profits in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 59.7 billion yen year-on-year to 80.9 billion yen.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-6.  For details regarding business segment realignment, please refer to Note 3 on page F-12.

Mobile Communications (MC)

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥185.9	¥181.2	-2.5%
Operating income	0.4	3.6	+771.3

Sales were 181.2 billion yen, essentially flat year-on-year (a 3% decrease on a constant currency basis).  This was mainly due to a change in product mix, partially offset by an increase in unit sales, both in smartphones.

Operating income increased 3.2 billion yen year-on-year to 3.6 billion yen.  This increase was primarily due to reductions in operating costs and research and development expenses, partially offset by an increase in the price of key components.  During the current quarter, there was a 1.4 billion yen positive impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥330.4	¥348.1	+5.4%
Operating income	44.0	17.7	-59.7

Sales increased 5.4% year-on-year (a 4% increase on a constant currency basis) to 348.1 billion yen.  This increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales including sales through the network, as well as the contribution of PlayStation®VR, partially offset by the impact of a price reduction for PS4 hardware which took place in September 2016.

Operating income decreased 26.3 billion yen year-on-year to 17.7 billion yen.  This significant decrease was primarily due to the absence of the significant contribution of a highly profitable first-party software title released in the same quarter of the previous fiscal year, as well as the above-mentioned impact of a price reduction for PS4 hardware.  During the current quarter, there was a 2.4 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥122.2	¥155.6	+27.3%
Operating income	7.5	23.2	+209.1

Sales increased 27.3% year-on-year (a 26% increase on a constant currency basis) to 155.6 billion yen.  This significant increase in sales was mainly due to the absence of the impact from the 2016 Kumamoto Earthquakes in the same quarter of the previous fiscal year as well as an increase in unit sales and an improvement in product mix reflecting a shift to high value-added models, both in Still and Video Cameras.

Operating income increased 15.7 billion yen year-on-year to 23.2 billion yen.  This significant increase was mainly due to the impact of the above-mentioned significant increase in sales, partially offset by an increase in selling, general and administrative expenses.  Operating income for the current quarter included the above-mentioned 2.6 billion yen in insurance recoveries related to the 2016 Kumamoto Earthquakes.  During the current quarter, there was no material impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥235.9	¥256.9	+8.9%
Operating income	20.2	22.6	+11.6

Sales increased 8.9% year-on-year (a 7% increase on a constant currency basis) to 256.9 billion yen.  This increase was primarily due to an improvement in product mix reflecting a shift to high value-added models, partially offset by a decrease in unit sales, both in televisions.

Operating income increased 2.3 billion yen year-on-year to 22.6 billion yen.  This increase was primarily due to the above-mentioned improvement in product mix of televisions reflecting a shift to high value-added models, partially offset by an increase in the price of key components and an increase in marketing costs.  During the current quarter, there was a 0.2 billion yen positive impact from foreign exchange rate fluctuations.

Semiconductors

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥144.4	¥204.3	+41.4%
Operating income (loss)	(43.5)	55.4	–

Sales increased 41.4% year-on-year (a 38% increase on a constant currency basis) to 204.3 billion yen.  This increase was primarily due to a significant increase in unit sales of image sensors for mobile products, as well as the absence of the impact of a decrease in image sensor production due to the 2016 Kumamoto Earthquakes in the same quarter of the previous fiscal year, partially offset by a significant decrease in sales of camera modules, a business which was downsized.

Operating income of 55.4 billion yen was recorded, compared to an operating loss of 43.5 billion yen recorded in the same quarter of the previous fiscal year.  This significant improvement in operating results was primarily due to the impact of the above-mentioned increase in sales, the above-mentioned 27.5 billion yen gain resulting from the sale of the entire equity interest in SEH, and 6.7 billion yen in insurance recoveries related to the 2016 Kumamoto Earthquakes, as well as the absence of the 20.3 billion yen impairment charge against long-lived assets for camera modules and the net charges of 13.6 billion yen for expenses resulting from the 2016 Kumamoto Earthquakes recorded in the same quarter of the previous fiscal year.  During the current quarter, there was a 2.5 billion yen positive impact from foreign exchange rate fluctuations.

Pictures

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥183.3	¥205.8	+12.3%
Operating loss	(10.6)	(9.5)	–

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 12.3% year-on-year (a 9% increase on a U.S. dollar basis) to 205.8 billion yen.  The increase in sales on a U.S. dollar basis was primarily due to higher sales in Television Productions and Media Networks, partially offset by lower sales in Motion Pictures.  Television Productions sales increased significantly primarily due to higher licensing revenue for U.S. television series including The Last Tycoon and Better Call Saul.  Sales for Media Networks increased primarily due to higher advertising revenues in India.  The decrease in Motion Pictures sales was primarily due to lower worldwide theatrical revenues in the current quarter, compared to the same quarter of the previous fiscal year which benefitted from the strong worldwide theatrical performance of The Angry Birds Movie.

Operating loss decreased 1.1 billion yen year-on-year to 9.5 billion yen.  The improvement in operating results is primarily due to the increase in sales for Television Productions and Media Networks discussed above, partially offset by higher worldwide theatrical marketing expenses for unreleased titles in the current quarter, compared to the same quarter of the previous fiscal year, primarily due to the July 2017 release of Spider-Man: Homecoming.

Music

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Sales and operating revenue	¥141.9	¥168.6	+18.8%
Operating income	15.9	25.0	+57.6

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing LLC (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen. The segment also includes equity in net income for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment operating income.

Sales increased 18.8% year-on-year (a 17% increase on a constant currency basis) to 168.6 billion yen.  The significant increase in sales was mainly due to higher Visual Media and Platform sales and higher Recorded Music sales.  Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices.  Recorded Music sales increased primarily due to an increase in digital streaming revenues.  Best-selling titles during the quarter included the self-titled debut album from Harry Styles, Nogizaka46’s umaretekara hajimete mita yume, and The Chainsmokers’ Memories...Do Not Open.

Operating income increased 9.1 billion yen year-on-year to 25.0 billion yen.  This increase in operating income was primarily due to the above-mentioned increase in Visual Media and Platform sales and Recorded Music sales.

Financial Services

	(Billions of yen)
	First Quarter ended June 30
	2016	2017	Change
Financial services revenue	¥232.7	¥303.2	+30.3%
Operating income	48.5	46.2	-4.8

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 30.3% year-on-year to 303.2 billion yen primarily due to a significant increase in revenue at Sony Life.  Revenue at Sony Life increased 35.5% year-on-year to 270.4 billion yen mainly due to an improvement in investment performance in the separate account.  This improvement in investment performance was mainly due to a rise in the Japanese stock market during the current quarter, as compared with a decline in the same quarter of the previous fiscal year.

Operating income decreased 2.3 billion yen year-on-year to 46.2 billion yen, primarily due to a decrease in operating income at Sony Life.  Operating income at Sony Life decreased 2.4 billion yen year-on-year to 39.1 billion yen, mainly due to a deterioration in net gains and losses on derivative transactions for hedging purposes pertaining to other securities, as well as a decrease of net gains on sales of securities, both in the general account.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-11.

Operating Activities: During the current quarter, there was a net cash inflow of 51.1 billion yen from operating activities, an increase of 34.9 billion yen, or 215.8% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 23.2 billion yen, a decrease of 57.7 billion yen, or 71.4% year-on-year.  This decrease was primarily due to a larger increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 89.3 billion yen, a decrease of 21.5 billion yen, or 19.4% year-on-year.  This decrease was primarily due to a decrease in net income after taking into account depreciation and amortization, including amortization of deferred insurance acquisition costs.

Investing Activities: During the current quarter, Sony used 193.4 billion yen of net cash in investing activities, a decrease of 25.8 billion yen, or 11.8% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 28.1 billion yen, a decrease of 73.0 billion yen, or 72.2% year-on-year.  This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 165.3 billion yen of net cash, an increase of 47.6 billion yen, or 40.4% year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Bank and Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 51.3 billion yen, a decrease of 130.8 billion yen, or 71.8% year-on-year.

Financing Activities: Net cash provided by financing activities during the current quarter was 165.7 billion yen, compared to a net cash outflow of 98.6 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 10.3 billion yen net cash outflow, a decrease of 69.3 billion yen, or 87.0% year-on-year.  This decrease was primarily due to a year-on-year decrease in repayment of debt.

In the Financial Services segment, there was a 161.0 billion yen net cash inflow, compared to a 33.0 billion yen net cash outflow in the same quarter of the previous fiscal year.  This change was primarily due to increases in long-term borrowings and short-term debt at Sony Bank, an increase in short-term borrowings at Sony Life compared to a decrease in the same quarter of the previous fiscal year as well as an increase in deposits from customers at Sony Bank compared to a decrease in the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2017 was 984.2 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 630.8 billion yen at June 30, 2017, a decrease of 61.0 billion yen, or 8.8% compared with the balance as of March 31, 2017, and an increase of 193.5 billion yen, or 44.3% compared with the balance as of June 30, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 526.8 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2017.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 353.4 billion yen at June 30, 2017, an increase of 85.0 billion yen, or 31.7% compared with the balance as of March 31, 2017, and an increase of 159.6 billion yen, or 82.3% compared with the balance as of June 30, 2016.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-11. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Three months ended June 30
	2016	2017

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥16.2	¥51.1
Net cash used in investing activities reported in the consolidated statements of cash flows	(219.2)	(193.4)
	(203.0)	(142.3)	(1)

Less: Net cash provided by operating activities within the Financial Services segment	110.8	89.3	(2)
Less: Net cash used in investing activities within the Financial Services segment	(117.7)	(165.3)	(3)
Eliminations *2	14.1	15.0	(4)

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(182.0)	¥(51.3)	(1)-(2)-(3)+(4)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the previous fiscal year, or the same quarter of the previous fiscal year, to local currency-denominated monthly sales in the current fiscal year, or the current quarter, respectively.  In the Pictures segment as well as SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting the foreign exchange impact on cost of sales and selling, general and administrative expenses (“COGS & SGA”) from the foreign exchange impact on sales.  The foreign exchange impact on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year, or the same quarter of the previous fiscal year, from the current fiscal year, or the current quarter, respectively, to the major transactional currencies in which the sales are denominated.  The foreign exchange impact on COGS & SGA is calculated by applying the same major transactional currencies calculation process to COGS & SGA as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2018

The forecast for consolidated results for the fiscal year ending March 31, 2018, as announced on April 28, 2017, has been revised as follows:

	(Billions of yen)			Change - August Forecast from
	March 31, 2017 Results	April Forecast	August Forecast	March 31, 2017 Results		April Forecast
Sales and operating revenue	¥7,603.3	¥8,000	¥8,300	+9.2%		+3.8%
Operating income	288.7	500	500	+211.3	bil	-
Income before income taxes	251.6	470	470	+218.4	bil	-
Net income attributable to Sony Corporation’s stockholders	73.3	255	255	+181.7	bil	-

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2018 are below.  The impact of the difference between the assumed rates used for the consolidated forecast and the rates used for each segment has been included in the forecast for All Other, Corporate and elimination.

Assumed foreign currency exchange rates for the remainder of the current fiscal year
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 110 yen	approximately 112 yen
1 Euro	approximately 120 yen	approximately 128 yen

(For your reference)
Assumed foreign currency exchange rates for the current fiscal year at the time of the April forecast
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 105 yen	approximately 110 yen
1 Euro	approximately 110 yen	approximately 115 yen

Consolidated sales for the fiscal year ending March 31, 2018 are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

Consolidated operating income is expected to remain unchanged from the April forecast due to an allocation for contingencies incorporated in All Other, Corporate and elimination, despite an expected increase in operating income in the IP&S, G&NS and Semiconductors segments primarily from the impact of foreign exchange rates.

Restructuring charges for the Sony Group are expected to be approximately 15 billion yen in the fiscal year ending March 31, 2018, which remains unchanged from the April forecast, compared to 60.2 billion yen recorded in the fiscal year ended March 31, 2017.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment for the fiscal year ending March 31, 2018 has been revised as follows:

	(Billions of yen)			Change - August Forecast from
	March 31, 2017 Results	April Forecast	August Forecast	March 31, 2017 Results		April Forecast
Mobile Communications
Sales and operating revenue	¥759.1	¥820	¥820	+8.0%		–
Operating income	10.2	5	5	- ¥5.2	bil	–
Game & Network Services
Sales and operating revenue	1,649.8	1,890	1,980	+20.0%		+4.8%
Operating income	135.6	170	180	+ ¥44.4	bil	+ ¥10.0	bil
Imaging Products & Solutions
Sales and operating revenue	579.6	640	650	+12.1%		+1.6%
Operating income	47.3	60	72	+ ¥24.7	bil	+ ¥12.0	bil
Home Entertainment & Sound
Sales and operating revenue	1,039.0	1,120	1,170	+12.6%		+4.5%
Operating income	58.5	58	58	- ¥0.5	bil	–
Semiconductors
Sales and operating revenue	773.1	880	860	+11.2%		-2.3%
Operating income (loss)	(7.8)	120	130	+ ¥137.8	bil	+ ¥10.0	bil
Pictures
Sales and operating revenue	903.1	1,020	1,020	+12.9%		–
Operating income (loss)	(80.5)	39	39	+ ¥119.5	bil	–
Music
Sales and operating revenue	647.7	630	630	-2.7%		–
Operating income	75.8	75	75	- ¥0.8	bil	–
Financial Services
Financial services revenue	1,087.5	1,170	1,170	+7.6%		–
Operating income	166.4	170	170	+ ¥3.6	bil	–
All Other, Corporate and Elimination
Operating loss	(116.7)	(197)	(229)	- ¥112.3	bil	- ¥32.0	bil
Consolidated
Sales and operating revenue	7,603.3	8,000	8,300	+9.2%		+3.8%
Operating income	288.7	500	500	+ ¥211.3	bil	–

Game & Network Services
Sales and operating income are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

Imaging Products & Solutions
Sales and operating income are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

Home Entertainment & Sound
Sales are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.  The forecast for operating income remains unchanged from the April forecast mainly due to a more conservative estimation of unit selling prices, offset by the positive impact of foreign exchange rates.

Semiconductors
Sales are expected to be lower than the April forecast primarily due to lower-than-expected image sensor unit sales for mobile products, partially offset by the impact of foreign exchange rates.  Operating income is expected to be higher than the April forecast mainly due to lower-than-expected production costs as well as the positive impact of foreign exchange rates, partially offset by the impact of the above-mentioned decrease in sales.

The forecasts for sales and operating income for the MC, Pictures, Music and Financial Services segments remain unchanged from the April forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the April forecast:

Consolidated

	(Billions of yen)
	March 31, 2017 Results	August Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥272.2	¥330	+21.2%
[additions to property, plant and equipment (included above)	184.0	235	+27.7	]
[additions to intangible assets (included above)	88.2	95	+7.7	]
Depreciation and amortization**	327.0	355	+8.5
[for property, plant and equipment (included above)	169.3	175	+3.4	]
[for intangible assets (included above)	157.8	180	+14.1	]
Research and development expenses	447.5	450	+0.6
*  Excluding additions from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	March 31, 2017 Results	August Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥257.6	¥310	+20.3%
[additions to property, plant and equipment (included above)	179.3	230	+28.3	]
[additions to intangible assets (included above)	78.3	80	+2.1	]
Depreciation and amortization	280.0	280	+0.0
[for property, plant and equipment (included above)	167.4	170	+1.6	]
[for intangible assets (included above)	112.6	110	-2.3	]
*  Excluding additions from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)
Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/library/er.html

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	June 30	Change from
ASSETS	2017	2017	March 31, 2017
Current assets:
Cash and cash equivalents	¥960,142	¥984,165	¥	+24,023
Marketable securities	1,051,441	1,098,894		+47,453
Notes and accounts receivable, trade	1,006,961	1,075,304		+68,343
Allowance for doubtful accounts and sales returns	(53,150)	(48,627)		+4,523
Inventories	640,835	728,124		+87,289
Other receivables	223,632	254,852		+31,220
Prepaid expenses and other current assets	525,861	566,326		+40,465
Total current assets	4,355,722	4,659,038		+303,316

Film costs	336,928	352,128		+15,200

Investments and advances:
Affiliated companies	149,371	150,263		+892
Securities investments and other	9,962,422	10,141,062		+178,640
	10,111,793	10,291,325		+179,532

Property, plant and equipment:
Land	117,293	117,180		-113
Buildings	666,381	670,453		+4,072
Machinery and equipment	1,842,852	1,848,760		+5,908
Construction in progress	28,779	35,934		+7,155
	2,655,305	2,672,327		+17,022
Less-Accumulated depreciation	1,897,106	1,915,217		+18,111
	758,199	757,110		-1,089

Other assets:
Intangibles, net	584,185	576,217		-7,968
Goodwill	522,538	525,920		+3,382
Deferred insurance acquisition costs	568,837	578,186		+9,349
Deferred income taxes	98,958	75,775		-23,183
Other	323,396	322,520		-876
	2,097,914	2,078,618		-19,296
Total assets	¥17,660,556	¥18,138,219	¥	+477,663

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥464,655	¥534,092	¥	+69,437
Current portion of long-term debt	53,424	204,275		+150,851
Notes and accounts payable, trade	539,900	676,663		+136,763
Accounts payable, other and accrued expenses	1,394,758	1,312,946		-81,812
Accrued income and other taxes	106,037	117,048		+11,011
Deposits from customers in the banking business	2,071,091	2,103,944		+32,853
Other	591,874	589,113		-2,761
Total current liabilities	5,221,739	5,538,081		+316,342

Long-term debt	681,462	601,540		-79,922
Accrued pension and severance costs	396,715	399,383		+2,668
Deferred income taxes	432,824	430,614		-2,210
Future insurance policy benefits and other	4,834,492	4,921,431		+86,939
Policyholders’ account in the life insurance business	2,631,073	2,699,854		+68,781
Other	314,771	301,837		-12,934
Total liabilities	14,513,076	14,892,740		+379,664

Redeemable noncontrolling interest	12,058	12,241		+183

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	860,645	861,362		+717
Additional paid-in capital	1,275,337	1,276,718		+1,381
Retained earnings	984,368	1,065,238		+80,870
Accumulated other comprehensive income	(618,769)	(607,084)		+11,685
Treasury stock, at cost	(4,335)	(4,371)		-36
	2,497,246	2,591,863		+94,617

Noncontrolling interests	638,176	641,375		+3,199
Total equity	3,135,422	3,233,238		+97,816
Total liabilities and equity	¥17,660,556	¥18,138,219	¥	+477,663

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended June 30
	2016	2017	Change from 2016
Sales and operating revenue:
Net sales	¥1,362,517	¥1,528,643
Financial services revenue	230,909	301,360
Other operating revenue	19,773	28,110
	1,613,199	1,858,113	+15.2%

Costs and expenses:
Cost of sales	1,015,623	1,115,092
Selling, general and administrative	338,097	357,379
Financial services expenses	181,631	255,258
Other operating (income) expense, net	20,873	(26,111)
	1,556,224	1,701,618	+9.3

Equity in net income (loss) of affiliated companies	(783)	1,116	–

Operating income	56,192	157,611	+180.5

Other income:
Interest and dividends	3,227	8,785
Foreign exchange gain, net	1,615	–
Other	1,102	1,133
	5,944	9,918	+66.9

Other expenses:
Interest	3,801	4,516
Foreign exchange loss, net	–	12,968
Other	1,319	1,151
	5,120	18,635	+264.0

Income before income taxes	57,016	148,894	+161.1

Income taxes	20,475	54,496

Net income	36,541	94,398	+158.3

Less - Net income attributable to noncontrolling interests	15,375	13,527

Net income attributable to Sony Corporation’s
stockholders	¥21,166	¥80,871	+282.1%

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥16.78	¥64.03	+281.6%
— Diluted	16.44	62.70	+281.4

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended June 30
	2016	2017	Change from 2016

Net income	¥36,541	¥94,398	+158.3%

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	20,395	(3,189)
Unrealized losses on derivative instruments	(145)	(365)
Pension liability adjustment	3,226	2,305
Foreign currency translation adjustments	(90,998)	13,585

Total comprehensive income (loss)	(30,981)	106,734	–

Less - Comprehensive income attributable
to noncontrolling interests	25,000	14,178

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥(55,981)	¥92,556	–%

Supplemental equity and comprehensive income information
	(Millions of yen)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	268	–	268
Stock based compensation	568	–	568

Comprehensive income:
Net income	21,166	15,375	36,541
Other comprehensive income, net of tax –
Unrealized gains on securities	9,029	11,366	20,395
Unrealized losses on derivative instruments	(145)	–	(145)
Pension liability adjustment	3,216	10	3,226
Foreign currency translation adjustments	(89,247)	(1,751)	(90,998)
Total comprehensive income (loss)	(55,981)	25,000	(30,981)

Dividends declared	–	(16,434)	(16,434)
Transactions with noncontrolling interests shareholders and other	(26)	(9,359)	(9,385)
Balance at June 30, 2016	¥2,408,169	¥660,277	¥3,068,446

Balance at March 31, 2017	¥2,497,246	¥638,176	¥3,135,422
Exercise of stock acquisition rights	1,434	–	1,434
Stock based compensation	530	–	530

Comprehensive income:
Net income	80,871	13,527	94,398
Other comprehensive income, net of tax –
Unrealized losses on securities	(2,943)	(246)	(3,189)
Unrealized losses on derivative instruments	(365)	–	(365)
Pension liability adjustment	2,299	6	2,305
Foreign currency translation adjustments	12,694	891	13,585
Total comprehensive income	92,556	14,178	106,734

Dividends declared	–	(12,134)	(12,134)
Transactions with noncontrolling interests shareholders and other	97	1,155	1,252
Balance at June 30, 2017	¥2,591,863	¥641,375	¥3,233,238

Consolidated Statements of Cash Flows
	(Millions of yen)
	Three months ended June 30
	2016	2017
Cash flows from operating activities:
Net income	¥36,541	¥94,398
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	93,557	83,263
Amortization of film costs	61,229	79,318
Accrual for pension and severance costs, less payments	3,449	2,067
Other operating (income) expense, net	20,873	(26,111)
(Gain) loss on sale or devaluation of securities investments, net	(72)	44
(Gain) loss on revaluation of marketable securities held in the financial
services business for trading purposes, net	47,138	(39,151)
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2	46
Deferred income taxes	(266)	9,833
Equity in net loss of affiliated companies, net of dividends	2,533	256
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(80,709)	(68,488)
Increase in inventories	(75,044)	(83,354)
Increase in film costs	(98,223)	(94,966)
Increase in notes and accounts payable, trade	76,274	134,162
Increase (decrease) in accrued income and other taxes	(2,776)	4,021
Increase in future insurance policy benefits and other	55,216	137,960
Increase in deferred insurance acquisition costs	(20,528)	(21,617)
Increase in marketable securities held in the financial services
business for trading purposes	(26,702)	(12,944)
Increase in other current assets	(75,600)	(54,957)
Decrease in other current liabilities	(62,884)	(92,573)
Other	62,178	(99)
Net cash provided by operating activities	16,186	51,108

Cash flows from investing activities:
Payments for purchases of fixed assets	(106,002)	(56,663)
Proceeds from sales of fixed assets	1,829	3,257
Payments for investments and advances by financial services business	(205,729)	(256,254)
Payments for investments and advances
(other than financial services business)	(2,585)	(4,442)
Proceeds from sales or return of investments and collections of advances
by financial services business	88,144	94,201
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	2,383	2,363
Proceeds from sales of businesses	–	9,378
Other	2,782	14,800
Net cash used in investing activities	(219,178)	(193,360)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,031	71,316
Payments of long-term debt	(48,607)	(4,173)
Increase (decrease) in short-term borrowings, net	(34,895)	70,684
Increase in deposits from customers in the financial services business, net	12,406	49,827
Dividends paid	(12,679)	(12,687)
Other	(15,809)	(9,293)
Net cash provided by (used in) financing activities	(98,553)	165,674

Effect of exchange rate changes on cash and cash equivalents	(50,993)	601

Net increase (decrease) in cash and cash equivalents	(352,538)	24,023
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142

Cash and cash equivalents at end of the period	¥631,074	¥984,165

Business Segment Information
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue	2016	2017	Change

Mobile Communications
Customers	¥184,868	¥179,066	-3.1%
Intersegment	1,055	2,121
Total	185,923	181,187	-2.5

Game & Network Services
Customers	310,768	323,051	+4.0
Intersegment	19,611	25,011
Total	330,379	348,062	+5.4

Imaging Products & Solutions
Customers	120,365	154,117	+28.0
Intersegment	1,861	1,518
Total	122,226	155,635	+27.3

Home Entertainment & Sound
Customers	234,915	256,465	+9.2
Intersegment	1,004	402
Total	235,919	256,867	+8.9

Semiconductors
Customers	118,273	172,679	+46.0
Intersegment	26,157	31,582
Total	144,430	204,261	+41.4

Pictures
Customers	183,123	205,670	+12.3
Intersegment	194	141
Total	183,317	205,811	+12.3

Music
Customers	138,409	165,076	+19.3
Intersegment	3,495	3,496
Total	141,904	168,572	+18.8

Financial Services
Customers	230,909	301,360	+30.5
Intersegment	1,810	1,800
Total	232,719	303,160	+30.3

All Other
Customers	84,936	94,104	+10.8
Intersegment	15,828	15,136
Total	100,764	109,240	+8.4

Corporate and elimination	(64,382)	(74,682)	–
Consolidated total	¥1,613,199	¥1,858,113	+15.2%

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended June 30
Operating income (loss)	2016	2017	Change

Mobile Communications	¥415	¥3,616	+771.3%
Game & Network Services	44,031	17,733	-59.7
Imaging Products & Solutions	7,506	23,204	+209.1
Home Entertainment & Sound	20,241	22,583	+11.6
Semiconductors	(43,549)	55,442	–
Pictures	(10,640)	(9,497)	–
Music	15,876	25,022	+57.6
Financial Services	48,547	46,223	-4.8
All Other	(6,953)	(8,231)	–
Total	75,474	176,095	+133.3

Corporate and elimination	(19,282)	(18,484)	–
Consolidated total	¥56,192	¥157,611	+180.5%

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 3.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue (to external customers)	2016	2017	Change

Mobile Communications	¥184,868	¥179,066	-3.1%

Game & Network Services
Hardware	119,165	98,315	-17.5
Network	145,558	195,302	+34.2
Other	46,045	29,434	-36.1
Total	310,768	323,051	+4.0

Imaging Products & Solutions
Still and Video Cameras	75,529	105,863	+40.2
Other	44,836	48,254	+7.6
Total	120,365	154,117	+28.0

Home Entertainment & Sound
Televisions	166,293	179,374	+7.9
Audio and Video	68,307	76,722	+12.3
Other	315	369	+17.1
Total	234,915	256,465	+9.2

Semiconductors	118,273	172,679	+46.0

Pictures
Motion Pictures	75,322	70,274	-6.7
Television Productions	44,193	61,898	+40.1
Media Networks	63,608	73,498	+15.5
Total	183,123	205,670	+12.3

Music
Recorded Music	89,706	99,822	+11.3
Music Publishing	15,651	16,858	+7.7
Visual Media and Platform	33,052	48,396	+46.4
Total	138,409	165,076	+19.3

Financial Services	230,909	301,360	+30.5
All Other	84,936	94,104	+10.8
Corporate	6,633	6,525	-1.6
Consolidated total	¥1,613,199	¥1,858,113	+15.2%

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Other Items
	(Millions of yen)
	Three months ended June 30
Depreciation and amortization	2016	2017	Change

Mobile Communications	¥5,151	¥4,585	-11.0%
Game & Network Services	5,529	6,904	+24.9
Imaging Products & Solutions	6,085	5,861	-3.7
Home Entertainment & Sound	5,153	4,989	-3.2
Semiconductors	25,306	23,802	-5.9
Pictures	4,934	5,972	+21.0
Music	3,687	4,142	+12.3
Financial Services, including deferred insurance acquisition costs	24,363	15,107	-38.0
All Other	2,305	1,723	-25.2
Total	82,513	73,085	-11.4

Corporate	11,044	10,178	-7.8
Consolidated total	¥93,557	¥83,263	-11.0%

	(Millions of yen)
	Three months ended June 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥322	¥–	¥322
Game & Network Services	110	–	110
Imaging Products & Solutions	7	–	7
Home Entertainment & Sound	12	–	12
Semiconductors	3	–	3
Pictures	835	–	835
Music	110	–	110
Financial Services	–	–	–
All Other and Corporate	346	–	346
Consolidated total	¥1,745	¥–	¥1,745

	Three months ended June 30, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥649	0	¥649
Game & Network Services	－	–	–
Imaging Products & Solutions	12	–	12
Home Entertainment & Sound	15	–	15
Semiconductors	－	–	–
Pictures	570	–	570
Music	7	–	7
Financial Services	–	–	–
All Other and Corporate	1,185	0	1,185
Consolidated total	¥2,438	0	¥2,438

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue (to external customers)	2016	2017	Change

Japan	¥511,411	¥619,741	+21.2%
United States	353,614	360,936	+2.1
Europe	345,517	351,750	+1.8
China	109,073	162,216	+48.7
Asia-Pacific	191,670	247,398	+29.1
Other Areas	101,914	116,072	+13.9
Total	¥1,613,199	¥1,858,113	+15.2%

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)

	Financial Services		Sony without Financial Services		Consolidated
	March 31	June 30	March 31	June 30	March 31	June 30
	2017	2017	2017	2017	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥268,382	¥353,402	¥691,760	¥630,763	¥960,142	¥984,165
Marketable securities	1,051,441	1,098,894	–	–	1,051,441	1,098,894
Notes and accounts receivable, trade	10,931	11,321	947,602	1,018,968	953,811	1,026,677
Inventories	–	–	640,835	728,124	640,835	728,124
Other receivables	56,807	52,483	167,127	202,587	223,632	254,852
Prepaid expenses and other current assets	112,085	135,166	414,420	431,844	525,861	566,326
Total current assets	1,499,646	1,651,266	2,861,744	3,012,286	4,355,722	4,659,038
Film costs:	–	–	336,928	352,128	336,928	352,128
Investments and advances:	9,904,576	10,085,189	285,965	284,514	10,111,793	10,291,325
Investments in Financial Services, at cost	–	–	133,514	133,514	–	–
Property, plant and equipment:	21,323	21,848	735,590	733,976	758,199	757,110
Other assets:
Intangibles, net	30,643	29,634	553,542	546,583	584,185	576,217
Goodwill	2,375	2,375	520,163	523,545	522,538	525,920
Deferred insurance acquisition costs	568,837	578,186	–	–	568,837	578,186
Deferred income taxes	1,868	1,494	97,090	74,281	98,958	75,775
Other	34,607	38,899	292,529	287,367	323,396	322,520
	638,330	650,588	1,463,324	1,431,776	2,097,914	2,078,618
Total assets	¥12,063,875	¥12,408,891	¥5,817,065	¥5,948,194	¥17,660,556	¥18,138,219

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥411,643	¥476,776	¥106,437	¥261,591	¥518,079	¥738,367
Notes and accounts payable, trade	–	–	539,900	676,663	539,900	676,663
Accounts payable, other and accrued expenses	31,486	25,990	1,364,042	1,287,671	1,394,758	1,312,946
Accured income and other taxes	13,512	13,409	92,525	103,639	106,037	117,048
Deposits from customers in the banking business	2,071,091	2,103,944	–	–	2,071,091	2,103,944
Other	173,853	190,013	422,916	402,904	591,874	589,113
Total current liabilities	2,701,585	2,810,132	2,525,820	2,732,468	5,221,739	5,538,081
Long-term debt	75,511	146,269	609,692	459,012	681,462	601,540
Accrued pension and severance costs	31,289	31,754	365,427	367,629	396,715	399,383
Deferred income taxes	317,043	318,452	115,781	112,162	432,824	430,614
Future insurance policy benefits and other	4,834,492	4,921,431	–	–	4,834,492	4,921,431
Policyholders’ account in the life insurance business	2,631,073	2,699,854	–	–	2,631,073	2,699,854
Other	21,825	21,744	317,980	304,757	314,771	301,837
Total liabilities	10,612,818	10,949,636	3,934,700	3,976,028	14,513,076	14,892,740
Redeemable noncontrolling interest	–	–	12,058	12,241	12,058	12,241
Equity:
Stockholders’ equity of Financial Services	1,449,605	1,457,763	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	1,770,632	1,860,144	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	2,497,246	2,591,863
Noncontrolling interests	1,452	1,492	99,675	99,781	638,176	641,375
Total equity	1,451,057	1,459,255	1,870,307	1,959,925	3,135,422	3,233,238
Total liabilities and equity	¥12,063,875	¥12,408,891	¥5,817,065	¥5,948,194	¥17,660,556	¥18,138,219

Condensed Statements of Income
	(Millions of yen)

	Financial Services			Sony without Financial Services

	Three months ended June 30			Three months ended June 30
	2016	2017	Change	2016	2017	Change

Financial services revenue	¥232,719	¥303,160	+30.3%	¥–	¥–	–%
Net sales and operating revenue	–	–	–	1,383,281	1,557,692	+12.6
	232,719	303,160	+30.3	1,383,281	1,557,692	+12.6

Cost of sales	–	–	–	1,017,968	1,117,599	+9.8
Selling, general and administrative	–	–	–	336,744	355,811	+5.7
Financial services expenses	183,440	257,058	+40.1	–	–	–
Other operating expense, net	4	－	-100.0	20,869	(26,111)	–
	183,444	257,058	+40.1	1,375,581	1,447,299	+5.2

Equity in net income (loss) of affiliated companies	(728)	121	–	(55)	995	–

Operating income	48,547	46,223	-4.8	7,645	111,388	–

Other income (expenses), net	–	–	–	15,179	6,356	-58.1

Income before income taxes	48,547	46,223	-4.8	22,824	117,744	+415.9

Income taxes	13,707	13,456		6,767	41,040

Net Income	34,840	32,767	-6.0	16,057	76,704	+377.7

Less - Net income attributable to noncontrolling interests	(249)	50		1,427	1,372

Net income of Financial Services	¥35,089	¥32,717	-6.8%	¥–	¥–	–%

Net income of Sony without Financial Services	¥–	¥–	–%	¥14,630	¥75,332	+414.9%

	Consolidated

	Three months ended June 30
	2016	2017	Change

Financial services revenue	¥230,909	¥301,360	+30.5%
Net sales and operating revenue	1,382,290	1,556,753	+12.6
	1,613,199	1,858,113	+15.2

Cost of sales	1,015,623	1,115,092	+9.8
Selling, general and administrative	338,097	357,379	+5.7
Financial services expenses	181,631	255,258	+40.5
Other operating expense, net	20,873	(26,111)	－
	1,556,224	1,701,618	+9.3

Equity in net income (loss) of affiliated companies	(783)	1,116	－

Operating income	56,192	157,611	+180.5

Other income (expenses), net	824	(8,717)	－

Income before income taxes	57,016	148,894	+161.1

Income taxes	20,475	54,496

Net Income	36,541	94,398	+158.3

Less - Net income attributable to noncontrolling interests	15,375	13,527

Net income attributable to Sony Corporation's stockholders	¥21,166	¥80,871	+282.1%

Condensed Statements of Cash Flows
			(Millions of yen)

	Financial Services		Sony without Financial Services		Consolidated
	Three months ended June 30		Three months ended June 30		Three months ended June 30
	2016	2017	2016	2017	2016	2017
Cash flows from operating activities:
Net income （loss）	¥34,840	¥32,767	¥16,057	¥76,704	¥36,541	¥94,398
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	24,363	15,107	69,194	68,156	93,557	83,263
Amortization of film costs	–	–	61,229	79,318	61,229	79,318
Other operating (income) expense, net	4	–	20,869	(26,111)	20,873	(26,111)
(Gain) loss on sale or devaluation of securities investments, net	2	46	(72)	44	(70)	90
(Gain) loss on revaluation of marketable securities held for trading purposes, net	47,138	(39,151)	–	–	47,138	(39,151)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	112	(390)	(80,648)	(66,988)	(80,709)	(68,488)
(Increase) decrease in inventories	–	–	(75,044)	(83,354)	(75,044)	(83,354)
(Increase) decrease in film costs	–	–	(98,223)	(94,966)	(98,223)	(94,966)
Increase (decrease) in notes and accounts	–	–	76,274	134,162	76,274	134,162
Increase (decrease) in future insurance policy payable, trade benefits and other	55,216	137,960	–	–	55,216	137,960
(Increase) decrease in deferred insurance acquisition costs	(20,528)	(21,617)	–	–	(20,528)	(21,617)
(Increase) decrease in marketable securities held for trading purposes	(26,702)	(12,944)	–	–	(26,702)	(12,944)
Other	(3,642)	(22,438)	(70,545)	(110,126)	(73,366)	(131,452)
Net cash provided by (used in) operating activities	110,803	89,340	(80,909)	(23,161)	16,186	51,108

Cash flows from investing activities:
Payments for purchases of fixed assets	(2,109)	(3,219)	(103,893)	(53,456)	(106,002)	(56,663)
Payments for investments and advances	(204,882)	(256,374)	(3,060)	(4,322)	(208,314)	(260,696)
Proceeds from sales or return of investments and collections of advances	88,144	94,201	2,383	2,363	90,527	96,564
Other	1,168	117	3,445	27,319	4,611	27,435
Net cash provided by (used in) investing activities	(117,679)	(165,275)	(101,125)	(28,096)	(219,178)	(193,360)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(21,239)	135,508	(60,960)	2,325	(82,471)	137,827
Increase (decrease) in deposits from customers, net	12,406	49,827	–	–	12,406	49,827
Dividends paid	(22,624)	(23,921)	(12,679)	(12,688)	(12,679)	(12,687)
Other	(1,538)	(459)	(6,001)	22	(15,809)	(9,293)
Net cash provided by (used in) financing activities	(32,995)	160,955	(79,640)	(10,341)	(98,553)	165,674

Effect of exchange rate changes on cash and cash equivalents	–	–	(50,993)	601	(50,993)	601

Net increase (decrease) in cash and cash equivalents	(39,871)	85,020	(312,667)	(60,997)	(352,538)	24,023
Cash and cash equivalents at beginning of the fiscal year	233,701	268,382	749,911	691,760	983,612	960,142

Cash and cash equivalents at end of the period	¥193,830	¥353,402	¥437,244	¥630,763	¥631,074	¥984,165

 (Notes)
1.	As of June 30, 2017, Sony had 1,303 consolidated subsidiaries (including variable interest entities) and 106 affiliated companies accounted for under the equity method.

2.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation's stockholders	2016	2017
— Basic	1,261,523	1,262,920
— Diluted	1,287,215	1,289,882

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2016 and 2017 primarily resulted from convertible bonds which were issued in July 2015.

3.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018.  As a result of this realignment, the operation of the former Components segment is now included in All Other.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sales of mobile phones and an Internet-related service businesses.  The G&NS segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software.  The IP&S segment includes the Still and Video Cameras business.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The Semiconductors segment includes the image sensors business.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses.  Sony's products and services are generally unique to a single operating segment.

4.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

5.
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2016 have been made to conform to the presentation for the three months ended June 30, 2017.

Other Consolidated Financial Data

	(Millions of yen)
	Three months ended June 30
	2016	2017
Additions to Long-lived Assets*	¥66,021	¥67,381
(Property, plant and equipment)	(49,386)	(46,872)
(Intangible assets)	(16,635)	(20,509)
Depreciation and amortization expenses**	93,557	83,263
(Property, plant and equipment)	(42,461)	(40,781)
(Intangible assets)	(51,096)	(42,482)
Research and development expenses	110,178	101,789

*	Excluding additions from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.